UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                  292554 10 2
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Person        Madison West Associates Corp.
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            Delaware
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                       87,500
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                     None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                  87,500
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                              87,500
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           0.4%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         CO

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on May 10, 2007.

(1)      Name of Reporting Person        Triarc Companies, Inc.
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            Delaware
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                       97,500
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                     None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                  97,500
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                              97,500
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           0.4%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         CO

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

(1)      Name of Reporting Person        Nelson Peltz
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                           None
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                      191,500
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                      None
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                 191,500
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                             191,500
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           0.8%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         IN

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

(1)      Name of Reporting Person        Peter W. May
         I.R.S. Identification No.
         of Above Person
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box       (a)
         if a Member of a Group          ---------------------------------------
                                         (b) X
                                         ---------------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                              OO
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of                                  [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                            United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                               0
Shares             -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                        97,500
Owned by Each      -------------------------------------------------------------
Reporting          (9)   Sole Dispositive Power                          0
Person With        -------------------------------------------------------------
                  (10)   Shared Dispositive Power                   97,500
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                               97,500
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate
     Amount in Row (11) Excludes                                     [  ]
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                           0.4%*

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                         IN

* Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007.

Amendment No. 13 to Schedule 13D


     This  Amendment  No. 13 to  Schedule  13D  ("Amendment  No. 13") amends the
Schedule 13D originally filed on March 4, 2002 (the "Original Statement"), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment
No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004, Amendment No. 7 dated January 20, 2005, Amendment No. 8 dated May 12, 2005, Amendment No. 9 dated June 17, 2005, Amendment No. 10 dated January 23, 2006, Amendment No. 11 dated March 21, 2006 and April 20, 2007 (the Original Statement, as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 2.    Identity and Background

           Schedules I and II are hereby amended and restated as set forth herein and are incorporated herein by reference.

Item 4.    Purpose of Transaction

           Item 4 of the Schedule 13D is hereby amended by adding the following:

     On May 10, 2007, Madison West, Triarc, the Peltz LP, and the May Foundation sold 788,381 shares, 91,275 shares, 850,369 shares and 15,000 shares, respectively, of Common Stock to FPK for $9.75 per share pursuant to the Stock Purchase Agreement, dated April 20, 2007, with FPK. In connection with the sale to FPK Mr. May resigned from the Board of Directors of the Company.

Item 5.    Interest in Securities of the Issuer.

           Paragraphs (i), (ii) (iv) and (v) of Part (a)-(b) of Item 5 are amended and restated to read in their entirety as follows:

           (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 87,500 shares of Common Stock, which constitute approximately 0.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007. Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 87,500 shares of Common Stock directly owned by Madison West;

           (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 97,500 shares of Common Stock, including (i) 87,500 shares of Common Stock directly owned by Madison West and (ii) 10,000 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 0.43% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007. Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 87,500 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power over the 10,000 shares of Common Stock directly owned by Triarc;

           (iv)  On  May 9,  2004  Mr.  Peltz  transferred  all  of his  general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. Accordingly, Mr. Peltz may be deemed to beneficially own 94,000 shares of Common Stock directly owned by the Peltz LP. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 34.4% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 28,857,341 shares of Class A Common Stock and 63,755,575 shares of Class B Common Stock of Triarc outstanding as of April 12, 2007, as reported in Triarc's Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007), and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 97,500 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 94,000 shares of Common Stock directly owned by the Peltz LP, and (ii) the 97,500 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 0.8% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). Mr. Peltz disclaims beneficial ownership of such shares; and

           (v) As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 34.4% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 28,857,341 shares of Class A Common Stock and 63,755,575 shares of Class B Common Stock of Triarc outstanding as of April 12, 2007, as reported in Triarc's Proxy Statement filed with the Securities and Exchange Commission on April 30, 2007), and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 97,500 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of the 97,500 shares of Common Stock beneficially owned by Triarc which, in the aggregate, constitute approximately 0.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Company's Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2007). Mr. May disclaims beneficial ownership of all such shares.

          Item 5 is also hereby amended by adding the following:

          On May 10, 2007, the reporting persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  May 11, 2007

                                  MADISON WEST ASSOCIATES CORP.



                                  By:/s/STUART ROSEN
                                     ---------------------------------
                                     Name:  Stuart I. Rosen
                                     Title: Senior Vice President and Secretary


                                  TRIARC COMPANIES, INC.



                                  By:/s/STUART ROSEN
                                     ---------------------------------
                                     Name:  Stuart I. Rosen
                                     Title: Senior Vice President and Secretary



                                    /s/NELSON PELTZ
                                   -----------------------------------
                                    Nelson Peltz


                                    /s/PETER MAY
                                   -----------------------------------
                                    Peter W. May


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons.(1)

------------------------------- --------------------- --------------------------------- -------------------------
Name                            Citizenship           Residence or Business Address     Beneficial Ownership
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Hugh L. Carey                   USA                   805 Third Avenue
                                                      New York, NY 10022                           0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Clive Chajet                    USA                   575 Madison Avenue,
                                                      New York, NY  10022                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Joseph A. Levato                USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Gregory H. Sachs                USA                   6250 N. River Road, 9th Floor
                                                      Rosemont, IL 60018                           0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
David E. Schwab II              USA                   1133 Avenue of the Americas
                                                      New York, NY 10036                           0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Raymond S. Troubh               USA                   10 Rockefeller Plaza
                                                      New York, NY  10020                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Gerald Tsai, Jr.                USA                   200 Park Avenue
                                                      New York, NY  10166                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Jack G. Wasserman               USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Edward Garden                   USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Russell V. Umphenour, Jr.       USA                   5995 Barfield Road
                                                      Atlanta, GA  30328                           0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Brian L. Schorr                 USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Francis T. McCarron             USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Greg Essner                     USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Stuart I. Rosen                 USA                   280 Park Avenue
                                                      New York, NY  10017                      10,000 (2)
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Fred H. Schaefer                USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Anne A. Tarbell                 USA                   280 Park Avenue
                                                      New York, NY  10017                          0
------------------------------- --------------------- --------------------------------- -------------------------
------------------------------- --------------------- --------------------------------- -------------------------
Roland C. Smith                 USA                   1155 Perimeter Center West
                                                      Atlanta, Georgia 30338                       0
------------------------------- --------------------- --------------------------------- -------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)      Consists of Common Stock.


                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of
Madison West.(1)


---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Greg Essner                  USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               10,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)        See Schedule I.